Exhibit 99.153

For Immediate Release	May 26, 2021

The Valens Company Announces Results Of Annual And Special Meeting Of Shareholders and Change to Board of Directors

Kelowna, B.C., May 26, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced the voting results from its Annual and Special Meeting of Shareholders (the “Meeting”), held by way of live audio webcast on May 25, 2021, in addition to a change to its Board of Directors (“Board”).

The total number of common shares of the Company (“Common Shares”) represented by shareholders present during the live audio webcast and by proxy at the Meeting was 44,391,588 Common Shares, representing 27.85% of the total issued and outstanding Common Shares as of the record date.

All of the matters put forward before shareholders for consideration and approval as set out in Valens’ notice of meeting and management information circular, dated April 19, 2021, were approved by the shareholders. In particular, shareholders approved the election of all director nominees to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Results of the vote for the election of directors at the Meeting are set out as follows:

Nominee	Votes For	%	Votes Withheld	%
Deepak Anand	44,304,305	99.80	87,283	0.20
Guy Beaudin	44,308,657	99.81	82,931	0.19
Andrew Cockwell	44,282,359	99.75	109,229	0.25
Karin A. McCaskill	43,410,318	97.79	981,270	2.21
Ashley McGrath	37,745,711	85.03	6,645,877	14.97
Tyler Robson	44,313,140	99.82	78,448	0.18
Drew Wolff	44,315,107	99.83	76,481	0.17

Full details of the foregoing and results of the Meeting are contained in the Report of Voting Results for the Meeting which is filed under Valens’ profile on SEDAR at www.sedar.com.

The Company also announced that following his re-election, Independent Director Deepak Anand advised Valens that he had to step down from the Board for personal reasons, effective immediately.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “Since joining Valens’ Board, Deepak has been instrumental to the growth and success of our business in Canada and globally with his strong industry knowledge and belief in our corporate vision. On behalf of Valens’ Management team and Board, I would like to sincerely thank Deepak for his impactful contributions and wish him all the best in his future endeavors.”

Robson continued: “I would also like to formally welcome Guy Beaudin and Drew Wolff to Valens’ Board, whose combined expertise and guidance will undoubtedly strengthen our corporate governance and further our ability to continue to execute on our aggressive growth plans.”

The Board Nominating and Corporate Governance Committee will continue to consider new independent Board nominations as candidates are presented.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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